ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: March 7, 2008



Buffered Underlying Securities (BUyS)
Linked to a Basket of Indices
5 Year Maturity ■ 115% – 135% Upside Participation ■ 20% Downside Protection

Indicative Terms & Conditions – March 7, 2008   **Offering Period: March 10 – March 24, 2008**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA)†
Offering	:	Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due March 28, 2013 (the "Securities")
Denominations	:	$1,000 per Security (minimum investment $1,000)

Underlying Basket	:	**Underlying Index**	**Basket Weighting**	**Initial Index Level††**
		MSCI EAFE® Index	65%	
		MSCI Emerging Markets Index^SM	25%	
		Deutsche Bank Balanced Currency Harvest (USD) Index	10%	

Initial Basket Level	:	100
Final Basket Level	:	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Currency Index Return × 10%)]
Basket Return	:	(Final Basket Level – Initial Basket Level) / Initial Basket Level
Basket Index Return	:	For each Basket Index: (Final Index Level – Initial Index Level) / Initial Index Level

For each Basket Index, the Final Index Level is equal to the closing level of such Basket Index on the Final Valuation Date, subject to adjustment in the event of a market disruption event, as described in the accompanying term sheet.

We refer to the Basket Index Returns as the "**MSCI EAFE Return**," the "**MSCI Emerging Markets Return**" and the "**Currency Index**" for the MSCI EAFE® Index, the MSCI Emerging Markets^SM Index and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively.

Participation Rate	:	115% – 135% upside participation (to be determined on the Trade Date)
Buffer Level	:	20% of the Initial Basket Level (first 20% depreciation of the Underlying Basket is fully protected)
Payment at Maturity	:	The Securityholder will receive at maturity for each $1,000 Security face amount:

- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 face amount that provides you with a return on your investment equal to the Basket Return *multiplied by* the Participation Rate. Accordingly, your payment at maturity per $1,000 face amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times \text{Participation Rate})$$

- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of your Securities.

- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, you will lose 1.00% of the face amount of your securities for every 1.00% that the Final Basket Level is less than the Initial Basket Level beyond the Buffer Level. Accordingly in this case, if the Basket Return is less than -20.00%, your payment at maturity per $1,000 face amount of your Securities will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + \text{Buffer Level})]$$

†   A credit rating is not a recommendation to buy, sell, or hold the Securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

††   The Initial Index Levels will be set on the Trade Date.



Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount.
Security Codes	:	CUSIP: 2515A0 KM 4 ISIN: US2515A0KM44

Relevant Dates

Offering Period	:	March 10, 2008 – March 24, 2008 at 2:00 p.m. EST
Initial Valuation Date	:	March 25, 2008
Initial Settlement Date	:	March 28, 2008 (Three Business Days following the Initial Valuation Date)
Final Valuation Date	:	March 25, 2013
Maturity / Final Settlement Date	:	March 28, 2013 (Three Business Days following the Final Valuation Date)



BUyS Product Snapshot

Indicative Terms

Structure:

- **Underlying Basket:**

Underlying Index	Bloomberg Ticker	Basket Weighting
MSCI EAFE Index	MXEA <Index>	65%
MSCI Emerging Markets Index^{SM}	MXEF <Index>	25%
Deutsche Bank Balanced Currency Harvest (USD) Index	DBHVBUSI <Index>	10%

- **Maturity:** March 28, 2013 (5 Years)
- **Participation Rate:** 115% – 135% upside participation (to be determined on the Trade Date)
- **Buffer Level:** 20%
- **Downside Risk:** One-for-one downside participation with 20% Buffer

Positioning:
- Equity and currency alternative that facilitates a moderately bullish view on the Underlying Basket.
- 115% –135% upside participation in the performance of the Underlying Basket at maturity.
- The Securities will outperform the Underlying Basket at maturity if the Final Basket Level is below the Initial Basket Level.

Best Case Scenario:
- If the Final Basket Level is greater than or equal to the Initial Basket Level, investors receive a return at maturity equal to the Basket Return multiplied by the Participation Rate.
- An investment in BUyS is not callable or averaged.

Worst Case Scenario:
- Investment in the Securities is partially protected at maturity by the Buffer Level.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, an investment in the Securities will decline by 1% for every 1% by which the Final Basket Level declines from the Initial Basket Level by more than the Buffer Level of 20%.
- Maximum loss is 80% of the initial investment, subject to the credit of the Issuer.

Risk Considerations:
- Because the Securities do not offer 100% protection of your initial investment, and the return on the Securities is linked to the performance of the Underlying Basket, you may lose up to 80% of your initial investment.
- Return on the Securities is linked to the level of the Underlying Basket (without taking into consideration the value of dividends or other distributions paid on the components of the Underlying Indices).
- The BUyS are exposed to currency risk through the Deutsche Bank Balanced Currency Harvest (USD) Index and the equity indices.
- An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.

Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.
- The hypothetical graph below assumes a 125% Participation Rate.





Selected Risk Factors

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The Securities do not guarantee any return of your initial investment in excess of $200 per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of the Underlying Basket and will depend on whether, and the extent to which, the Underlying Basket performance is positive or negative.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.

- **NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive periodic coupon payments on the Securities or have voting rights or rights to receive cash dividends or other distributions.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.

- **EMERGING MARKETS RISK** — The MSCI Emerging Markets Index^{SM} is exposed to political, economic and other risks specific to emerging market countries. Additionally, the Currency Index may include currencies of emerging market countries.

- **EXCHANGE RATE RISK** — The MSCI Emerging Markets Index^{SM} and the MSCI EAFE® Index will be adversely affected if the local currencies for their component stocks depreciate relative to the U.S. dollar. The Currency Index will be adversely affected if the currencies for which such index includes long forward positions depreciate or the currencies for which the index includes short forward positions appreciate versus the dollar.

- **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the MSCI Emerging Markets Index^{SM} and the MSCI EAFE® Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Securities.

- **THE CURRENCY INDEX STRATEGY MAY NOT BE SUCCESSFUL** — The Currency Index strategy is based on the prediction that the value of currencies in high yielding jurisdictions will rise and that the value of currencies in low yielding jurisdictions will fall. There is no assurance that this prediction will be accurate.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING BASKET OR THE MARKET VALUE OF THE SECURITIES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level of the Basket Indices or the value of the Securities.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent, hedging our obligations under the Securities and acting as sponsor of the Currency Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Basket Indices on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 338YY, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement UU with the accompanying addendum, term sheet No. 338YY and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.